FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 2, 2010 announcing that Registrant has been chosen by Ethiopian Telecommunication Corp. (ETC), Ethiopia’s national  telecom operator, to provide satellite communications equipment which will be deployed as part of the nationwide SchoolNet project.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 7, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat to provide satellite communications equipment for SchoolNet project expansion in Ethiopia

Petah Tikva, Israel, June 2, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by Ethiopian Telecommunication Corp. (ETC), Ethiopia’s national  telecom operator, to provide satellite communications equipment which will be deployed as part of the nationwide SchoolNet project.

SchoolNet is a satellite-based network which provides Internet connectivity as well as TV- broadcast educational content to secondary schools across Ethiopia.  The network has successfully enabled students in hundreds of rural schools to enjoy equal learning opportunities like those of their colleagues in urban schools throughout the country.  ETC is now expanding the network to serve several hundred additional schools and will integrate Gilat's satellite communications equipment as part of this expansion.

Gilat has enjoyed a successful business relationship with ETC for close to 12 years. Recently, Gilat announced that it is providing an upgrade to ETC's existing Gilat VSAT network to enable ETC to deliver advanced broadband services, which include video and data-centric applications, to meet the growing demands of its enterprise and government customers. ETC is also deploying Gilat’s VSATs at remote community centers nationwide to provide citizens with toll-quality telephony and reliable broadband internet access.

Nir Korman, Gilat’s Regional Vice President, Africa, said, “We are pleased to take part in such an important project which is helping to shape the future of education in Ethiopia and to once again help ETC fulfill its commitment to provide advanced services that meet the critical communications requirements of the country."

Gilat’s satellite communications networks provide dependable, high-speed data networking to government agencies, banks, energy companies and citizens at thousands of sites throughout Africa, including Ethiopia, Kenya, Nigeria, Namibia, Angola, Ghana, Cameroon, Senegal, Tanzania, and South Africa.

Gilat's SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat's diverse portfolio of VSATs offer service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporate networks and cellular-backhaul applications.

About Ethiopian Telecommunications Corp.
ETC develops and maintains a modern information and communication network infrastructure supporting voice, data and video services. The infrastructure provides communication services equitably across the country, with high-capacity digital connectivity to the rest of the world. ETC also provides training, education and research in the field of ICT. For more information, please visit www.ethionet.et.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.  Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments.
For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com